Exhibit 99.1

Vitru Limited

announces
First Quarter 2022

Financial Results

Florianopolis, Brazil, May 16, 2022 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure-player in the post-secondary digital education market in Brazil, today reported financial and operating results for the three-month period ended March 31, 2022 (first quarter 2022 or 1Q22). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the UNIASSELVI brand with 382.1 thousand students in digital education undergraduate and graduate courses, approximately 3.5 thousand dedicated tutors and 981 hubs distributed throughout Brazil.

Vitru delivers a 29.6% growth in Net Revenues in its Digital Education Undergraduate segment in the 1Q22 and is prepared to start the integration of Unicesumar

To our shareholders

Vitru delivered another quarter of solid growth trajectory combined with operational and quality drivers. We have achieved our goals related to the expansion of the capillarity across the country as well as intake figures, students base and profitability, while also preparing for the business combination with Unicesumar.

During the 1Q22, the intake figures of the DE Undergraduate segment (related to the intake process of the first semester of 2022, which is still running) accumulated a growth of 36.2% when compared to the 1Q21. The average ticket in this segment, our core business, reached R$300.6 this quarter, 8.5% higher when compared to the average ticket of 1Q21. The solid increases in intake and average ticket of the DE Undergraduate segment confirm the resilience of our academic hybrid model and the differentiation of our business positioning.

Growth is noticeable across the entire country, especially in the Southeast Region, Brazil’s largest in population, in which the number of hubs increased 46% in the last 12 months. In total, Vitru amounted to 981 hubs all over Brazil and most of them are still in maturation, allowing us to sustainably expand our presence at limited execution risk. More and more students can benefit from our high-satisfaction academic model at an affordable price. At the end of the 1Q22 quarter, 342.4 thousand students were enrolled in our DE Undergraduate courses.

The successful growth of the operational and quality indicators was reflected in the financial performance. Consolidated Net Revenue grew 18.0% YoY and the Consolidated Adjusted EBITDA increased 17.9% reaching R$47.4 million, with a 26.7% Adjusted EBITDA margin, which was stable vs the same period of last year.

Finally, on April 30th, 2022, Vitru received clearance from CADE (Brazil’s antitrust authority) for its Business Combination with Unicesumar, with no remedies. As part of CADE’s standard procedures, there is an additional 15-day waiting period (after the official publication of the authorization) for this decision to become final, which is due on May 17th, 2022. Once the waiting period expires and to the extent no review is requested, the business combination can close, and we will begin to integrate the activities of Unicesumar with Vitru.

Looking forward, we are about to step into one of our main goals for 2022: the transformation union of two leading institutions that share similar values and cultures. We strongly believe in our ability to deliver a smooth transition and build an even stronger and purpose-driven company, by bringing together the best solutions and technology for our students and maximizing commercial and cost synergies. We are committed to fulfilling our mission of positively impacting the lives of hundreds of thousands of Brazilians through our high-quality digital education offerings. Go Vitru!

Sincerely,

Pedro Graça

Vitru's CEO

1Q22 Results	2

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its first quarter 2022 results via conference call

When: Monday, May 16, 2022 at 4:30 p.m. EST (5:30 p.m. BR)

Dial-in: +(833) 614-1391 (U.S. Toll-Free); +1 (914) 987-7112 (International)

Conference ID: 3969115

Webcast: https://investors.vitru.com.br/

Replay: available at our website

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Investor Relations Manager	ir@vitru.com.br

1Q22 Results	3

1Q22 HIGHLIGHTS

◾	Announcement on April 29, 2022, of the antitrust clearance for the Business Combination with Unicesumar, approved by the General Superintendence of CADE (Administrative Council for Economic Defense – Brazilian antitrust authority). According to Law No. 12,529/2011, there is an additional 15-day waiting period for CADE's decision to become final, which will expire on May 17, 2022. During this period, commissioners may request further review of the case.

Unicesumar is a leading education institution focused on the Digital Education (DE) segment with the highest quality indicators in Brazil, in addition to a sizeable presence in health-related on-campus courses, particularly Medicine;

◾	382,000 digital education students as of 1Q22, with a 36.2% increase in the 1Q22 intake cycle vs 1Q21 in the Digital Education undergraduate segment;
◾	Average ticket in the DE Undergraduate segment increased 8.5% in 1Q22 when compared to 1Q21, reaching R$300.6 per student, confirming the resilience of our business model;
◾	Net revenue in the core Digital Education Undergraduate business was 29.6% higher in 1Q22 vs 1Q21, with Consolidated Net Revenue up 18.0%;
◾	Consolidated Adjusted EBITDA increased 17.9% in 1Q22 vs 1Q21, with Adjusted EBITDA Margin stable at 26.7% in 1Q22;
◾	Adjusted Net Income up 65.6% in 1Q22 vs 1Q21, positively impacted by a higher Adjusted EBITDA and an increase in the financial income; and
◾	Adjusted Cash Flow from Operations increased 19.6% to R$46.9 million in 1Q22, with an Adjusted Cash Flow Conversion from Operations of 115.7%.

Table 1: Key financial highlights

R$ million (except otherwise stated)	1Q22	1Q21	% Chg
Net Revenue	177.8	150.7	18.0%
DE Undergraduate Net Revenue	156.0	120.4	29.6%
Adjusted EBITDA[1]	47.4	40.2	17.9%
Adjusted EBITDA Margin	26.7%	26.7%	0.0 p.p.
Adjusted Net Income[2]	26.5	16.0	65.6%
Adjusted Cash Flow from Operations[3]	46.9	39.2	19.6%
Adjusted Cash Flow Conversion from Operations[3]	115.7%	107.1%	8.6 p.p.

(1)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

1Q22 Results	4

Businesses Seasonality

Vitru’s digital education undergraduate courses are structured around semesters with separate monthly modules within each semester. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, Vitru generally experiences a higher number of enrollments in the first semester of each year than in the second semester of each year, due to the high school calendar in Brazil, in which classes conclude in December. New enrollments in Digital Education Undergraduate courses are concentrated in the first and third quarters (beginning of academic semesters in Brazil).

The seasonality in enrollments has a direct effect on revenues. In addition, Vitru generally records higher revenue in the second and fourth quarters of each year reflecting the effect of the dynamics of the intake cycle.

Additionally, a significant portion of expenses are also seasonal. For example, due to the nature of the intake cycle, a relevant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in the first quarter of each year.

Below is the breakdown of the consolidated Adjusted EBITDA and the intake of the Digital Education Undergraduate segment over the past four quarters of the financial year ended on December 31, 2021 and the first quarter of 2022:

1Q22 Results	5

OPERATING RESULTS

Student base and hubs

The number of enrolled students is a relevant operational metric for Vitru. As of March 31, 2022, Vitru had 389.2 thousand students enrolled in the courses provided, an increase of 18.4% over the same period of the prior year, purely on an organic basis.

Another relevant metric is the percentage of digital education students to total enrolled students, which we believe best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of March 31, 2022, students enrolled in digital education represented 98.2% of the total number of enrolled students, up 0.7 p.p. from the same period of the prior year.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled student base. A relevant portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last few years. In fact, 91.4% of the current 981 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 37.1%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and hubs

'000 (except otherwise stated)	1Q22	1Q21	4Q21	Δ1Q22 x 1Q21	Δ1Q22 x 4Q21
Total enrolled students	389.2	328.8	365.4	18.4%	6.5%
% Digital education to total enrolled students	98.2%	97.5%	98.3%	0.7 p.p.	(0.1) p.p.
Number of digital education students	382.1	320.6	359.2	19.2%	6.4%
Undergraduate students	342.4	272.8	304.1	25.5%	12.6%
Graduate students	39.7	47.8	55.1	(16.9)%	(27.9)%

Number of hubs	981	743	939	32.0%	4.5%
% of Expansion hubs (i.e., excluding Base hubs)	91.4%	88.8%	91.1%	2.6 p.p.	0.3 p.p.
Theoretical maturation index[1]	37.1%	32.1%	32.9%	5.0 p.p.	4.2 p.p.

(1)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by the theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

1Q22 Results	6

Tuitions and Ticket

Table 3: Tuitions and ticket

R$ million (except otherwise stated)	1Q22	1Q21	% Chg
Digital Education Undergraduate Tuitions[1]	246.6	181.9	35.6%
Average Ticket DE undergraduate (R$/month)[2]	300.6	277.0	8.5%

(1)	Tuitions are net of cancellations.
(2)	In the first quarter of each year, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of the Digital Education Undergraduate Tuitions net of cancellations of the quarter divided by the average number of students between the beginning and the end of the quarter.

The compelling strength of Vitru’s model and the sustainability of its growth can be demonstrated by the total amount charged for course tuitions from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuitions less other academic revenue and cancellations).

DE Undergraduate tuitions for 1Q22 amounted to R$246.6 million, 35.6% higher than the R$181.9 million recorded in 1Q21. Such growth rate reflects mostly the maturation of expansion hubs (hubs not yet considered mature) through the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket of Digital Education Undergraduate courses increased by 8.5%, from R$277.0 in 1Q21 to R$300.6 in 1Q22. We believe that this increase in the average ticket in DE Undergraduate segment, despite the challenging macroeconomic conditions in Brazil, is indicative of the resilience of Vitru’s academic model. In addition, it is a signal of the contribution of courses with higher monthly tickets, such as Nursing.

Finally, in the last quarters we have been observing a continued reduction in the average age of our new students, which confirms the change in paradigm brought by the COVID-19 pandemic, in which more and more the new generations are accepting digital education as their natural solution of choice for post-secondary education.

1Q22 Results	7

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue in 1Q22 was R$177.8 million, up 18.0% from 1Q21. This organic growth was mainly driven by the increase in the number of enrolled students in the DE Undergraduate segment.

Net Revenue from digital education undergraduate courses in 1Q22 was R$156.0 million, up 29.6% from R$120.4 million in 1Q21, solely on an organic basis. This achievement was primarily driven by the 25.5% increase in the student base, as a result of the aforementioned expansion and maturation of operational hubs, but also by a higher average ticket in this segment as previously presented.

Net Revenue from continuing education courses for 1Q22 was R$11.8 million, down 30.6% from R$17.0 million in 1Q21, negatively impacted by the reduction in the average duration of the graduate courses compared to the previous year, as a result of the current market trends. It is important to highlight that most of the shift is over. Besides the graduated courses, our continuing education business includes technical courses and professional qualification courses. We believe this has the potential to represent a significant additional source of revenue for us and is part of our strategy to expand complementary offerings throughout the students’ lifelong journey.

Net Revenue from on-campus undergraduate courses in 1Q22 amounted to R$10.0 million, a decrease of 24.8% from R$13.3 million in 1Q21. The decrease was primarily attributable to the ongoing shift to digital education, due to the increased number and attractiveness of digital education undergraduate courses. The decline in the contribution of the on-campus segment in our numbers is in line with the Company’s expectation and strategic vision for the overall Higher Education business in Brazil.

Table 4: Net Revenue Breakdown

R$ million	1Q22	1Q21	% Chg
Digital education undergraduate	156.0	120.4	29.6%
Continuing education	11.8	17.0	(30.6)%
On-campus undergraduate	10.0	13.3	(24.8)%
Net Revenue	177.8	150.7	18.0%

1Q22 Results	8

Cost of Services

Cost of services in 1Q22 amounted to R$65.1 million, 22.8% higher than the R$53.0 million reported in 1Q21. This increase was partially attributable to an increase in personnel costs with the hiring of new tutors to support the growth of our business, as well as a R$3.3 million one-off recovery of past costs in our On-campus segment in 1Q21, as the settlement of a dispute with a given third-party. It is important to bear in mind that the cost of services includes certain restructuring costs as well as depreciation and amortization expenses, which combined amounted to R$14.9 million in 1Q22 and R$13.7 million in 1Q21.

Cost of services as reported in the Adjusted EBITDA calculation (without the aforementioned restructuring costs as well as depreciation and amortization expenses) was R$50.2 million in 1Q22 and R$39.3 million in 1Q21, representing a year-over-year increase of 27.7%, and an increase of 2.1 p.p. as a percentage of Net Revenue, particularly given the R$3.3 million one-off recovery of costs in 1Q21 as explained above.

Table 5: Cost of Services

R$ million	1Q22	1Q21	% Chg
Cost of Services	65.1	53.0	22.8%
(-) Depreciation and amortization	(13.0)	(10.9)	19.3%
(-) Restructuring expenses	(1.9)	(2.8)	(32.1)%
Cost of Services for Adj. EBITDA calculation	50.2	39.3	27.7%
as % of Net Revenue	28.2%	26.1%	2.1 p.p.

Gross Profit and Gross Margin

Gross Profit in 1Q22 was R$112.7 million, 15.4% higher than the R$97.7 million in 1Q21, while Gross Margin decreased 1.4 p.p. to 63.4% from 64.8% in 1Q21. This decrease in the Gross Margin was attributable to the increase in Cost of Services as a percentage of Net Revenue, for the reasons previously explained, as well as the lower contribution of the Continuing Education segment (the one with usually the highest margins among our three segments) to the consolidated Gross Profit.

1Q22 Results	9

Operating Expenses

Selling Expenses

Selling expenses in 1Q22 amounted to R$48.0 million, an increase of 24.7% compared to R$38.5 million in 1Q21. This increase is attributable mostly to our focus on the Digital Education segment, in which most of our selling expenses with online and broadcast television advertising are aimed at attracting new students.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding the depreciation and amortization expenses) were R$47.8 million in 1Q22 and R$38.5 million in 1Q21, representing a year-on-year increase of 24.2%.

Table 6: Selling expenses

R$ million	1Q22	1Q21	% Chg
Selling Expenses	48.0	38.5	24.7%
(-) M&A and pre-offering expenses	(0.2)	-	n.a.
Selling Expenses for Adj. EBITDA calculation	47.8	38.5	24.2%
as % of Net Revenue	26.9%	25.5%	1.4 p.p.

Nevertheless, despite these issues, the Customer Acquisition Cost (CAC) decreased 8.9% in 1Q22 to R$279.8 per new student in the DE Undergraduate segment, compared to R$306.9 per new student in 1Q21, as provided in the table below:

Table 7: Customer Acquisition Cost1

R$ million	1Q22	1Q21	% Chg
Selling expenses for Adj. EBITDA calculation	47.8	38.5	24.2%
Number of intake students (DE Undergraduate)	170.9	125.4	36.2%
Selling expenses per intake	279.8	306.9	(8.9)%

(1)	For simplification purposes, the Customer Acquisition Cost, or CAC, is equal to the selling expenses in a given period divided by the intake in the DE Undergraduate segment in the same period.

1Q22 Results	10

General and Administrative Expenses

General and Administrative (G&A) expenses in 1Q22 were R$13.8 million, a decrease of 36.7%, compared to 1Q21, mainly due to optimizations in personnel expenses and lower expenses related to our share-based compensation plans.

G&A expenses as reported in the Adjusted EBITDA calculation were R$12.6 million in 1Q22 and R$13.0 million in 1Q21, representing a decrease of 3.1%, which reflects the continued efforts of Vitru to maintain a lean and agile corporate structure. It is important to highlight that Adjusted G&A expenses as a percentage of Net Revenue were 7.1% in 1Q22, a decrease of 1.5 p.p. compared to 8.6% in 1Q21.

Table 8: G&A expenses

R$ million	1Q22	1Q21	% Chg
General and Administrative (G&A) Expenses	13.8	21.8	(36.7)%
(-) Depreciation and amortization expenses	(1.9)	(3.0)	(36.7)%
(-) Share-based compensation plan	5.5	(5.0)	(210.0)%
(-) Restructuring, M&A and pre-offering expenses	(4.8)	(0.8)	500.0%
G&A Expenses for Adj. EBITDA calculation	12.6	13.0	(3.1)%
as % of Net Revenue	7.1%	8.6%	(1.5) p.p.

Net impairment losses on financial assets (PDA)

Net impairment losses on financial assets represent the provisions for doubtful accounts. Since 2020, the Company has adopted a stricter policy for the calculation of the PDA, which has been in place since then.

In 1Q22, the PDA effect was R$25.7 million, which represents 14.5% of the Net Revenue in the period (lower than the average percentage of Net Revenue in 2020 and 2021), while in 1Q21 the PDA was R$25.0 million, equivalent to 16.6% of the Net Revenue. The decrease of 2.1 p.p. in our PDA expenses as a ratio of Net Revenue in 1Q22 vs 1Q21 was mainly explained by the increase in our recovery performance, as well as the lower contribution of the Continuing Education segment (the one with usually the highest PDA ratios among our three segments) to the consolidated figures.

1Q22 Results	11

Adjusted EBITDA

Adjusted EBITDA in 1Q22 totaled R$47.4 million, up 17.9% from R$40.2 million in 1Q21. Adjusted EBITDA Margin was stable at the same level of 26.7%, reflecting the slight decrease in the Gross Margin and the slight improvements in G&A expenses and PDA as a percentage of Net Revenue, as stated earlier.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial assets” in our Financials Statements.

Adjusted Net Income

Adjusted Net Income in 1Q22 was R$26.5 million, up 65.6% from the same period of the prior year. This year-on-year increase reflects the growth in Adjusted EBITDA in 1Q22 vs 1Q21 as mentioned previously, as well as the increase in our financial income mainly related to higher interest rates in Brazil (SELIC) in 1Q21.

1Q22 Results	12

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$46.9 million in 1Q22, an increase of 19.6% compared to the number presented in 1Q21, as a result of the continued discipline in receivables management and lower income taxes paid compared to 1Q21. This reduction in income tax payments in 1Q22 was mainly due to the tax shield of higher interest expenses in our taxable basis, as well as the lower taxable profit of our Continuing Education segment (which does not benefit from the PROUNI exemptions).

Table 9: Cash Flow & Cash Conversion

R$ million	1Q22	1Q21	% Chg
Cash Flow from Operations	50.7	45.9	10.5%
(+) Income tax paid	(3.8)	(6.7)	(43.3)%
Adjusted Cash Flow from Operations	46.9	39.2	19.6%
Adjusted EBITDA	47.4	40.2	17.9%
(-) Non-recurring expenses	(6.9)	(3.6)	91.7%
Adjusted EBITDA excluding Non-recurring Expenses	40.5	36.6	10.7%
Adjusted Cash Flow Conversion from Operations[1]	115.7%	107.1%	8.6 p.p.

(1)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Reconciliations of Non-GAAP Financial Measures”.

CAPEX

Capital Expenditures in 1Q22 totaled R$10.2 million, 8.5% higher than the amount spent in 1Q21 due to higher investments in internal project development and software acquisitions to support our business operations as part of the strategy to reinforce our presence in Brazil.

Table 10: CAPEX

R$ million	1Q22	1Q21	% Chg
Property and equipment	2.1	2.3	(8.7)%
Intangible assets	8.1	7.1	14.1%
Investing activities	10.2	9.4	8.5%
as % of Net Revenue	5.7%	6.2%	(0.5) p.p.

1Q22 Results	13

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure-player in the postsecondary digital education market in Brazil based on the number of enrolled undergraduate students as of December 31, 2020 according to the annual census released by the Brazilian Ministry of Education (Ministério da Educação), or the MEC, in February 2022.

Vitru has been listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses.
◾	Continuing education courses. Vitru offers continuing education and graduate courses predominantly in pedagogy, finance and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus.
◾	On-campus undergraduate courses. Vitru has 14 campuses that offer traditional on-campus undergraduate courses, including engineering, law and health-related courses.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; the effect of the COVID-19 outbreak on general economic and business conditions in Brazil and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the effects of, the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with

1Q22 Results	14

our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential effects of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information, which are non-GAAP financial measures, for the convenience of the investment community. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and CSLL, which are social contribution taxes;
◾	financial results, which consist of interest expenses less interest income;
◾	depreciation and amortization;

1Q22 Results	15

◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
◾	impairment of non-current assets, which consists of impairment charges associated with the on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that the Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss) for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations, and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to the investment community. These summarized, non-audited or non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables at the end of this document.

1Q22 Results	16

FINANCIAL TABLES

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three-month period ended March 31, 2022 and 2021

	Three Months Ended March 31,
R$ million (except earnings per share)	2022	2021

NET REVENUE	177.8	150.7

Cost of services rendered	(65.1)	(53.0)

GROSS PROFIT	112.7	97.7

General and administrative expenses	(13.8)	(21.8)
Selling expenses	(48.0)	(38.5)
Net impairment losses on financial assets	(25.7)	(25.0)
Other income (expenses), net	0.3	0.3
Operating expenses	(87.2)	(85.0)

OPERATING PROFIT	25.5	12.7

Financial income	15.0	9.2
Financial expenses	(14.0)	(13.5)
Financial results	1.0	(4.3)

PROFIT BEFORE TAXES	26.5	8.4

Current income taxes	(2.9)	(10.8)
Deferred income taxes	0.4	24.1
Income taxes	(2.5)	13.3

NET INCOME FOR THE PERIOD	24.0	21.7

Other comprehensive income	-	-

TOTAL COMPREHENSIVE INCOME	24.0	21.7

Basic earnings per share (R$)	1.04	0.94
Diluted earnings per share (R$)	0.98	0.88

1Q22 Results	17

Unaudited interim condensed consolidated statements of financial position as of March 31, 2022 and December 31, 2021

	March 31,	December 31,
R$ million	2022	2021
ASSETS

CURRENT ASSETS

Cash and cash equivalents	96.8	75.6
Short-term investments	259.4	253.0
Trade receivables	152.8	140.6
Income taxes recoverable	8.2	7.7
Prepaid expenses	42.7	35.0
Other current assets	2.9	2.9

TOTAL CURRENT ASSETS	562.8	514.8

NON-CURRENT ASSETS

Trade receivables	5.8	5.9
Indemnification assets	8.6	8.6
Deferred tax assets	83.7	83.4
Other non-current assets	1.9	1.6

Right-of-use assets	140.2	136.1
Property and equipment	104.4	106.8
Intangible assets	672.3	670.2

TOTAL NON-CURRENT ASSETS	1,016.9	1,012.6

TOTAL ASSETS	1,579.7	1,527.4

1Q22 Results	18

	March 31,	December 31,
R$ million	2022	2021
LIABILITIES

CURRENT LIABILITIES

Trade payables	61.0	41.7
Lease liabilities	29.7	27.2
Labor and social obligations	29.7	25.0
Taxes payable	3.6	3.3
Prepayments from customers	12.3	10.3
Accounts payable from acquisition of subsidiaries	153.6	149.8
Other current liabilities	2.2	2.1

TOTAL CURRENT LIABILITIES	292.1	259.4

NON-CURRENT

Lease liabilities	136.5	134.3
Share-based compensation	40.2	52.3
Provisions for contingencies	14.6	14.9
Other non-current liabilities	0.4	0.4

TOTAL NON-CURRENT LIABILITIES	191.7	201.9

TOTAL LIABILITIES	483.8	461.3

EQUITY

Share capital	0.0	0.0
Capital reserves	1,045.4	1,039.6
Retained earnings	50.5	26.5

TOTAL EQUITY	1,095.9	1,066.1

TOTAL LIABILITIES AND EQUITY	1,579.7	1,527.4

1Q22 Results	19

Unaudited interim condensed consolidated statements of cash flows for the three-month period ended March 31, 2022 and 2021

	Three Months Ended March 31,
R$ million	2022	2021
Cash flows from operating activities
Profit before taxes	26.4	8.4
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	14.9	13.8
Net impairment losses on financial assets	25.7	25.0
Provision for revenue cancellation	0.2	0.1
Provision for contingencies	0.7	1.4
Accrued interests	(5.6)	4.4
Share-based compensation	(5.5)	5.0
Modification of lease contracts	(0.3)	(0.1)
Changes in operating assets and liabilities
Trade receivables	(31.7)	(29.2)
Prepayments	(0.4)	(2.2)
Other assets	(0.0)	4.0
Trade payables	19.3	2.6
Labor and social obligations	4.7	10.3
Other taxes payable	0.4	0.4
Prepayments from customers	2.0	1.3
Other payables	0.1	0.8
Cash from operations	50.7	45.9

Income tax paid	(3.8)	(6.7)
Interest paid	(4.1)	(6.5)
Contingencies paid	(1.1)	(1.1)
Net cash provided by operating activities	41.6	31.5

Cash flows from investing activities
Purchase of property and equipment	(2.1)	(2.3)
Purchase and capitalization of intangible assets	(8.1)	(7.1)
Payments for the acquisition of interests in subsidiaries	(1.3)	(10.6)
Acquisition of short-term investments, net	1.4	0.4
Net cash used in investing activities	(10.1)	(19.5)

Cash flows from financing activities
Payments of lease liabilities	(3.6)	(2.4)
Costs related to future issuances	(7.3)	-
Capital contributions	0.6	-
Net cash used in financing activities	(10.3)	(2.4)

Net increase in cash and cash equivalents	21.2	9.6
Cash and cash equivalents at the beginning of the year	75.6	85.9
Cash and cash equivalents at the end of the year	96.8	95.5

1Q22 Results	20

Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted EBITDA

	Three Months Ended March 31,
R$ million	2022	2021
Net income for the period	24.0	21.7
(+) Deferred and current income tax	2.5	(13.3)
(+) Financial result	(1.0)	4.3
(+) Depreciation and amortization	14.9	13.9
(+) Interest on tuition fees paid in arrears	5.9	5.3
(+) Share-based compensation plan	(5.5)	5.0
(+) Other income (expenses), net	(0.3)	(0.3)
(+) M&A, pre-offering expenses and restructuring expenses	6.9	3.6
Adjusted EBITDA	47.4	40.2

Reconciliation of Adjusted Net Income

	Three Months Ended March 31,
R$ million	2022	2021
Net income for the period	24.0	21.7
(+) M&A, pre-offering expenses and restructuring expenses	6.9	3.6
(+) Share-based compensation plan	(5.5)	5.0
(+) Amortization of intangible assets from business combinations	0.9	2.8
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	1.0	3.0
(-) Corresponding tax effects on adjustments	(0.8)	(20.1)
Adjusted Net Income	26.5	16.0

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended December 31,
R$ million	2021	2020
Cash from Operations	50.7	45.9
(+) Income tax paid	(3.8)	(6.7)
Adjusted Cash Flow from Operations	46.9	39.2

Adjusted EBITDA	47.4	40.2
(-) M&A, pre-offering expenses and restructuring expenses	(6.9)	(3.6)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	40.5	36.6

Adjusted Cash Flow Conversion from Operations	115.7%	107.1%

1Q22 Results	21